FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holding Co., Ltd.  (the “Registrant”) on July 10, 2008 regarding the Registrant’s appointment of a new chief operating officer and a new independent director, as well as the resignation of the Registrant’s former chief operating officer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang

Name:	Huaijin Yang

Title:	Chief Executive Officer

Date: July 10, 2008

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JA Solar Appoints New Chief Operating Officer and Independent Director

HEBEI, China, July 10, 2008 -- JA Solar Holdings Co., Ltd. ("JA Solar", "the Company") (Nasdaq:JASO) today announced the appointment of Dr. Elmer Hsu as Chief Operating Officer.  Dr. Hsu will be replacing Dr. Kang Sun and will assume the role of new COO effective August 1, 2008

Dr. Hsu has been an independent director of JA Solar's board since September, 2007.  He will continue to serve as a director on the board but will no longer be designated as an independent director.  Dr. Hsu brings to JA Solar over 30 years of executive experience in operations, technology research & development, and technology management at large global corporations, such as Hughes Electronics Company and Lockheed Electronics Company.   Dr. Hsu received his Ph.D. degree and master’s degree in mathematics & statistics from the University of Louisiana.

"I am very pleased to welcome Dr. Hsu to our management team," said Samuel Yang, Chief Executive Officer. "His experience and expertise in managing global companies will be key contributing factors as we move forward in support of our long-term prospects.  Dr. Hsu’s primary responsibility will be to enhance and implement world-class management & business processes and thus further strengthen JA Solar’s competitive advantage as the cost and quality leader in our industry.”

Dr. Hsu commented, “I look forward to delivering results while bringing critical management skills to enhance business processes and controls for this young, dynamic company.  We are committed to delivering value to our employees, customers, community, and shareholders”.

Concurrently, the Company announced that the Board of Directors of JA Solar has accepted Dr. Kang Sun’s resignation as President, Chief Operating Officer and board director to pursue other interests.

Samuel Yang added, "The board has accepted Dr. Sun's resignation and wants to thank him for his service in the last ten months."

The Company also announced the appointment of Robert Jih-chang Yang, Ph.D. as an independent director of the board, effective July 9, 2008.

Dr. Yang has over 30 years of corporate experience in technology research and management.  His most recent positions include senior advisor to the Chairman and CEO of SESODA, a publicly-listed company in Taiwan, on strategic, technological, and new ventures.  Prior to that, Dr. Yang held senior management positions at various public and private technology companies and research institutes such as CEO of Hong Kong Applied Science and Technology Research Institute Co. Ltd., vice-president & general director at Energy and Resources Laboratories (ERL), Industrial Technology Research Institute.  Dr. Yang began his career at General Electric Company as a researcher.  Dr. Yang received his Ph.D. degree in mechanical engineering from the University of Washington and a bachelor of science degree in mechanical engineering from National Taiwan University.  He also completed an advanced management program at Harvard Business School.

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“We are very pleased to be adding someone of Mr. Yang’s stature and experience to JA Solar’s board,” said Samuel Yang.  “Mr. Yang’s depth of technological expertise and technology management experience will be invaluable to our company.”

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed offerings, the use of the net proceeds from the notes offering, the effect of the capped call transactions and the belief that the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS. These forward-looking statements involve risks and uncertainties. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the price of JA Solar's ADSs, management's broad discretion over the use of the net proceeds of the notes offering, or changes in U.S. generally accepted accounting principles or in their interpretation. Certain of these risks and others are detailed from time to time in JA Solar's reports filed with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F for the year ended December 31, 2007.

CONTACT:

JA Solar
Victoria Yuan
Director of Investor Relations
+86-21-6095-5981
ir@jasolar.com

The Ruth Group
John Robertson
+1-646-536-7024
jrobertson@theruthgroup.com

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